================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 ----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

================================================================================

                 FUTUREMEDIA GRANTED CONTINUED LISTING BY NASDAQ

                 - Listing Subject to Achieving $2.5 Million in
                     Shareholder's Equity by May 31, 2006 -

BRIGHTON, England, April 28 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDAY), a leading European e-learning and managed benefits services provider, today received notification from The Nasdaq Stock Market granting the company's request for continued listing subject to the Company executing its plan to achieve more than $2.5 million in shareholders' equity by May 31, 2006.

The company also announced that following completion of the acquisition of Executive Business Channel (EBC) and the related financing with Cornell Capital Partners, as disclosed by the company in its press release dated April 25, 2006, the aggregate number of Ordinary Shares in the capital of the company outstanding as at close of business on April 27, 2006 was 112,217,948.

About Futuremedia:

Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative
(HCI), childcare voucher system and tax-free bicycle programs.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the continued listing of the Company's ADSs on Nasdaq; and the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to maintain its Nasdaq listing (including the risk that the Nasdaq Listing Qualifications Panel may determine that the Company has not complied with the Nasdaq continued listing criteria and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); the expected benefits of acquisitions (including the EBC acquisition) (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks associated with financing arrangements such as the financing mentioned in this press release (including risks that the terms of such financing could result in substantial dilution to shareholders because of conversion ratios that may depend on the future performance of the Company's ADSs or other factors); risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control); risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs); risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             04/28/2006
    /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; UK - Gerry Buckland, +44-7919-564126, info_db@mac.com /
    (FMDAY)

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              FUTUREMEDIA PLC,
                                              an English public limited company

                                              By: /s/ Leonard Fertig
                                                  ------------------------------
                                                  Leonard Fertig
                                                  Chief Executive Officer

Date: April 28, 2006

                                        3